UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-22496

RADIUS RECYCLING, INC.

(Exact name of registrant as specified in its charter)

222 SW Columbia Street, Suite 1150, Portland, Oregon 97201
(503) 224-9900

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Class A Common Stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which
a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

[Signature Page Follows]

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, Radius Recycling, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

July 21, 2025	By:	/s/ Masaharu Katayama	Director and Authorized Person
Date		Name (Signature)	Title

[Signature Page to Form 15]